Exhibit 99.2

OPTIBASE LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE ANNUAL
AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD
ON AUGUST 17, 2021

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Amir Philips and Yakir Ben-Naim, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Optibase Ltd. (the "Company"), standing in the name of the undersigned at the close of business on July 14, 2021, at the Annual and Extraordinary General Meeting of Shareholders of the Company to be held at the Company's offices, 8 Hamenofim Street, Herzliya, Israel, on Tuesday, August 17, 2021, at 4:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows (the "Meeting").

A shareholder’s proxy card must be received by the Company no later than August 17, 2021 at 12:00 p.m. Israel time, otherwise it shall not be valid at the Meeting.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the Meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE
____________________________________________________________________

☒ Please mark your votes as in this example.

Proposal 1:

Re-election to the Company’s board of directors three (3) of the directors currently in office.

Re-election of Alex Hillman to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Danny Lustiger to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Re-election of Reuwen Schwarz to the Company's board of directors.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 2:

Re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2021 and to authorize the board of directors, upon the recommendation of the audit committee, to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Proposal 3:

Approval of a new compensation policy for the Company's directors and officers.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 3 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 3)?

YES	NO
☐	☐

Proposal 4:

Approval of the grant of the Company’s letter of indemnification to Mr. Shlomo (Tom) Wyler, the Chief Executive Officer of the Company’s subsidiary, Optibase Inc., who is affiliated with the controlling shareholder of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 4? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 4).

YES	NO
☐	☐

Proposal 5:

Approval of the grant of the Company’s letter of indemnification to Mr. Reuwen Schwarz, a member of the Company’s Board of Directors, who is affiliated with the controlling shareholder of the Company.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 5? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 5).

YES	NO
☐	☐

Proposal 6:

Approval of a bonus grant to Mr. Amir Philips, the Company's Chief Executive Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 6 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 6)?

YES	NO
☐	☐

Proposal 7:

Approval of a bonus grant to Ms. Yakir Ben-Naim, the Company's Chief Financial Officer.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the approval of Proposal 7 or are you a controlling shareholder of the Company or someone on behalf of a controlling shareholder of the Company (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 7)?

YES	NO
☐	☐

Proposal 8:

Approval of an extension of the Company's engagement with Mr. Shlomo (Tom) Wyler, who is affiliated with the Company's controlling shareholder, as the Chief Executive Officer of Optibase Inc., the Company's subsidiary, for a three-year term, commencing on January 1, 2022 and ending on December 31, 2024.

FOR	AGAINST	ABSTAIN
☐	☐	☐

Do you have a personal interest in the transaction underlying Proposal 8? (Please note:  If you do not mark either Yes or No, your shares will not be voted for Proposal 8).

YES	NO
☐	☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2021

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.